                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                               ------------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   077410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert A. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                                 (212) 644-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 12, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this statement [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 15,598,454 shares, which constitutes 42.7% of the total number of shares outstanding. Ownership percentages set forth herein assume that at June 12, 1998 there were 36,549,004 (including 31,614,400 shares of Common Stock and 4,370,000 shares of Preferred Stock convertible into 4,934,604 shares of Common Stock, at a conversion rate of
1.1292 shares of Common Stock per share of Preferred Stock, for calculation purposes) shares outstanding.


CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                          Robert A. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                                   [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         6,603,068
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         4,659,122
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      6,603,068
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           4,659,122
---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,262,190
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.8%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
---------------------------------------------------------------------------------------------------------------------------


CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                        Renee E. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         2,825,926
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY                         1,510,338
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      2,825,926
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           1,510,338
---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,336,264
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                             Belfer Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         1,116,279
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      1,116,279
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,116,279
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                            Robert A. & Renee E. Belfer Family Foundation

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         500,000
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      500,000
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                         Trust for the benefit of Rachelle L. Belfer (T-2)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                         Trust for the benefit of Rachelle L. Belfer (T-3)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                         Trust for the benefit of Laurence D. Belfer (T-4)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                         Trust for the benefit of Laurence D. Belfer (T-5)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                        Trust for the benefit of Elizabeth K. Belfer (T-6)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                         Trust for the benefit of Elizabeth K. Belfer (T-7)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         503,446
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      503,446
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         503,446
---------------------------------------------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                            Trust for the benefit of Renee E. Belfer (T-8)

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         1,374,087
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      1,374,087
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER


---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,374,087
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                       A&B Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         158,088
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      158,088
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,088
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                               [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .43%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108
---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                   Belwest Petroleum, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
---------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                       [ ]

---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
NUMBER
OF                         330
SHARES            ---------------------------------------------------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
OWNED
BY
EACH              ---------------------------------------------------------------------------------------------------------
REPORTING         9        SOLE DISPOSITIVE POWER
PERSON
WITH:                      330
                  ---------------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         330
---------------------------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                                [ ]

---------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0009%
---------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 077410207                                                SCHEDULE 13D

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                        THE GENERAL RULES AND REGULATIONS
                        UNDER THE SECURITIES EXCHANGE ACT
                               OF 1934, AS AMENDED


THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE FILING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO.1 FILED ON BEHALF OF THE FILING PERSONS WITH THE COMMISSION ON APRIL 9, 1996. THE TEXTS OF ITEMS 1, 2, 3, 4, 5 AND 6 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), and the 6 1/2% convertible preferred stock, par value $.01 per share (the "Preferred Stock"), of Belco Oil & Gas Corp., a Nevada corporation ("Belco"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Robert A. Belfer, Renee E. Belfer, Belfer Corp. (formerly Belco Energy Corp.), a Delaware corporation ("BC"), Belwest Petroleum, Inc., a Delaware corporation ("BPI"), Robert A. & Renee E. Belfer Family Foundation ("Belfer Foundation"), A&B Investors, Inc., a Delaware corporation ("A&B"), and each of the trusts (collectively, the "Trusts") described below (collectively, the "Filing Persons").

     The Trusts and their respective trustees are as follows:

     1. Trust for the benefit of Rachelle L. Belfer (T-2), Robert A. Belfer and Renee E. Belfer, Trustees

     2. Trust for the benefit of Rachelle L. Belfer (T-3), Renee E. Belfer, Trustee

     3. Trust for the benefit of Laurence D. Belfer (T-4), Robert A. Belfer and Renee E. Belfer, Trustees

     4. Trust for the benefit of Laurence D. Belfer (T-5), Renee E. Belfer, Trustee

     5. Trust for the benefit of Elizabeth K. Belfer (T-6), Robert A. Belfer and Renee E. Belfer, Trustees

     6. Trust for the benefit of Elizabeth K. Belfer (T-7), Renee E. Belfer, Trustee

     7.  Trust for the benefit of Renee E. Belfer (T-8), Robert A. Belfer,
         Trustee

     The current mailing address for Robert A. Belfer, Renee E. Belfer, BC, BPI, Belfer Foundation and the Trusts is 767 Fifth Avenue, 46th Floor, New York, New York 10153. The current mailing address for A&B is 333 Clay Avenue, Suite 4150, Three Allen Center, Houston, Texas 77002. Robert A. Belfer is Chairman of the Board, and Chief Executive Officer of Belco at the address listed in Item 1. Renee E. Belfer is not employed.

     None of the Filing Persons has been convicted in a criminal proceeding during the last five years. None of the Filing Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Robert A. Belfer and Renee E. Belfer are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of the Schedule 13D, Robert A. Belfer has purchased 6,000 shares of Common Stock for his own account with personal funds, Renee E. Belfer has purchased 75,800 shares of Common Stock for her own account with personal funds and Belfer Corp. has purchased 5,000 shares of Common Stock for its own account with corporate funds. Such shares of Common Stock were purchased in open market transactions. On March 10, 1998, BC purchased 240,000 shares of Preferred Stock for its own account with corporate funds, the Trust for the benefit of Renee E. Belfer purchased 160,000 shares of Preferred Stock for its own account with trust funds, and A&B purchased 140,000 shares of Preferred Stock for its own account with corporate funds. All of such shares of Preferred Stock were purchased from underwriters in an underwritten public offering by the Company. Subsequent to such date, Robert A. Belfer purchased 6,000 shares of Preferred Stock for his own account with personal funds and Renee E. Belfer purchased 18,000 shares of Preferred Stock for her own account with personal funds in open market transactions. None of such persons borrowed any funds to acquire the Common Stock or the Preferred Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

     Since the filing of the statement on Schedule 13D, certain of the Filing Persons have acquired additional shares of Common Stock in the open market through brokerage transactions. In addition, certain of the Filing Persons have acquired shares of Preferred Stock. Each of these acquisitions was made for investment purposes. Mr. Belfer and the other Filing Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may purchase additional shares of Common Stock and Preferred Stock from time to time in the open market or in privately negotiated transactions. Any such purchases will be for the account of the Filing Person making the purchase and will be made with the personal or corporate funds of the acquiring Filing Person. From time to time shares of Common Stock or Preferred Stock may be transferred by gift or other similar disposition to third parties.

     Except as set forth in this Item 4, none of the Filing Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF ISSUER.

 (a)     (i)      ROBERT A. BELFER. Robert A. Belfer owns 6,596,293 shares (18%)
                  of Common Stock and 6,000 shares of Preferred Stock convertible into 6,775 shares of Common Stock for a total of 6,603,068 shares of Common Stock (18.1%). By virtue of being the sole executive officer and director of BC and BPI, Donor
                  Trustee of the Belfer Foundation, 50% owner of A&B and trustee or co-trustee of certain of the

                  Trusts, Robert A. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BC, BPI, the Belfer Foundation, A&B and the Trusts of which he is trustee or co-trustee, representing an aggregate of 4,049,354 shares (11.1%) of Common Stock and 540,000 shares of Preferred Stock convertible into 609,768 shares of Common Stock for a total of 4,659,122 shares (12.7%) of Common Stock.

                  (ii) RENEE E. BELFER. Renee E. Belfer owns 2,805,601 shares (7.7%) of Common Stock and 18,000 shares of Preferred Stock convertible into 20,325 shares of Common Stock for a total of 2,825,926 shares (7.7%) of Common Stock. By virtue of being the trustee or co-trustee of certain of the Trusts, Renee E. Belfer may be deemed to share voting and dispositive power with respect to those Trusts of which she is trustee or co-trustee, representing an aggregate of 1,510,338 shares (4.1%) of Common Stock.

                  (iii) BC. BC holds 845,271 shares (2.3%) of Common Stock and 240,000 shares of Preferred Stock convertible into 271,008 shares of Common Stock for a total of 1,116,279 shares (3.1%) of Common Stock.

                  (iv) BPI. BPI holds 330 shares (less than 1%) of Common Stock.

                  (v) BELFER FOUNDATION. Belfer Foundation holds 500,000 shares (1.4%) of Common Stock.

                  (vi) A&B. A&B holds 140,000 shares of Preferred Stock convertible into 158,088 (.4%) shares of Common Stock

                  (vii) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-2). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (viii) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-3). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (ix) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-4). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (x) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-5). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (xi) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-6). This Trust holds 503,446 shares (1.4%) of Common Stock.

                  (xii) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-7). This Trust holds 503,446 (1.4%) of Common Stock.

                  (xiii) TRUST FOR THE BENEFIT OF RENEE E. BELFER (T-8). This Trust holds 1,193,415 shares (3.3%) of Common Stock and 160,000 shares of Preferred Stock convertible into 180,672 shares of Common Stock for a total of 1,374,087 shares (3.8%) of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 hereof.

                                    SIGNATURE


 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 1998

                                             TRUST FOR THE BENEFIT OF
                                             LAURENCE D. BELFER (T-5)

                                                 /s/ Renee E. Belfer
    /s/ Robert A. Belfer                     -------------------------------------------
--------------------------------------       By:      Renee E. Belfer, Trustee
Robert A. Belfer
                                             TRUST FOR THE BENEFIT OF
   /s/ Renee E. Belfer                       ELIZABETH K. BELFER (T-6)
--------------------------------------
Renee E. Belfer                                  /s/    Robert A. Belfer
                                             -------------------------------------------
BELFER CORP.                                 By:      Robert A. Belfer, Co-Trustee

   /s/ Robert A. Belfer
--------------------------------------          /s/    Renee E. Belfer
By:      Robert A. Belfer                    -------------------------------------------
         President                           By:      Renee E. Belfer, Co-Trustee

TRUST FOR THE BENEFIT OF                     TRUST FOR THE BENEFIT OF
RACHELLE L. BELFER (T-2)                     ELIZABETH K. BELFER (T-7)

   /s/ Robert A. Belfer                         /s/     Renee E. Belfer
--------------------------------------       -------------------------------------------
By:      Robert A. Belfer, Co-Trustee        By:      Renee E. Belfer, Trustee

                                             TRUST FOR THE BENEFIT OF
 /s/ Renee E. Belfer                         RENEE E. BELFER (T-8)
--------------------------------------
By:      Renee E. Belfer, Co-Trustee            /s/     Robert A. Belfer
                                             -------------------------------------------
TRUST FOR THE BENEFIT OF                     By:      Robert A. Belfer, Trustee
RACHELLE L. BELFER (T-3)
                                             A&B INVESTORS, INC.
   /s/ Renee E. Belfer
--------------------------------------          /s/     Robert A. Belfer
By:      Renee E. Belfer, Trustee            -------------------------------------------
                                             By:      Robert A. Belfer
TRUST FOR THE BENEFIT OF
LAURENCE D. BELFER (T-4)

   /s/ Robert A. Belfer
--------------------------------------
By:      Robert A. Belfer, Co-Trustee


   /s/ Renee E. Belfer,
--------------------------------------
By:      Renee E. Belfer, Co-Trustee

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 077410 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                Robert A. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                                 (212) 644-2200
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 29, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. x

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 18,149,344 shares, which constitutes 5.8 % of the total number of shares outstanding. Ownership percentages set forth herein assume that at March 29, 1996 there were 31,500,000 shares outstanding.

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                        Robert A. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                7,029,379
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY                                    5,237,786
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                  7,029,379
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                   5,237,786


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 12,267,165
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 38.9%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                                         Renee E. Belfer

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                      [ ]


-------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                2,729,801
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY                                    3,152,378
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                  2,729,801
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  3,152,378


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,882,179
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 18.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                                              Belco Energy Corp.

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                840,271
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 840,271
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 840,271
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 CO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                             Robert A. Belfer 1983 Grantor Trust

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                1,642,040
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 1,642,040
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,642,040
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.2%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                               Trust for the benefit of Rachelle L. Belfer (T-2)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                               Trust for the benefit of Rachelle L. Belfer (T-3)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) [x]
                                                                                                                   (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                               Trust for the benefit of Laurence D. Belfer (T-4)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                               Trust for the benefit of Laurence D. Belfer (T-5)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                              Trust for the benefit of Elizabeth K. Belfer (T-6)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------


CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                              Trust for the benefit of Elizabeth K. Belfer (T-7)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                503,446
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 503,446
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 503,446
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.6%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------

CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                  Trust for the benefit of Renee E. Belfer (T-8)

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]
                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                1,160,675
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 1,160,675
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,160,675
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.7%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------




CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                           Laurence D. Belfer Descendants' Trust
                                                                                                     U/W Arthur B. Belfer
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]
                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                564,481
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 564,481
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 564,481
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------


CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                           Rachelle B. Malkin Descendants' Trust
                                                                                                     U/W Arthur B. Belfer
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                564,470
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 564,470
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 564,470
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------


CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                          Elizabeth K. Belfer Descendants' Trust
                                                                                                     U/W Arthur B. Belfer
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                564,481
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 564,481
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 564,481
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------------------------------------------------


CUSIP NUMBER: 077410108

-------------------------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON                                                      Belwest II Oil & Gas, L.P.

                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [x]

                                                                                                                  (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
3                SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


-------------------------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
NUMBER
OF                                33,070
SHARES                    -----------------------------------------------------------------------------------------------
BENEFICIALLY              8       SHARED VOTING POWER
OWNED
BY
EACH                      -----------------------------------------------------------------------------------------------
REPORTING                 9       SOLE DISPOSITIVE POWER
PERSON
WITH:                                 33,070
                          -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 33,070
-------------------------------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                                                       [ ]


-------------------------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .1%
-------------------------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON

                 PN
-------------------------------------------------------------------------------------------------------------------------


CUSIP NO. 077410108                                                SCHEDULE 13D


                                  SCHEDULE 13D
                         FILED PURSUANT TO RULE 13-D OF
                       THE GENERAL RULES AND REGULATIONS
                       UNDER THE SECURITIES EXCHANGE ACT
                              OF 1934, AS AMENDED


         All calculations of percentage ownership in this Schedule 13D are based on the number of shares of Common Stock issued and outstanding on March 29, 1996.


ITEM 1.          SECURITY AND ISSUER.

    Robert A. Belfer, Renee E. Belfer, Belco Energy Corp., a Delaware corporation ("BEC"), Belwest II Oil & Gas, L.P., a Delaware limited partnership ("BIIOG"), and each of the trusts (collectively, the "Trusts") described below hereby file a Schedule 13D dated March 29, 1996 relating to the common stock, par value $.01 per share ("Common Stock"), of Belco Oil & Gas Corp., a Delaware corporation ("Belco"). The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153.

         The Trusts and their respective trustees are as follows:

         1. Robert A. Belfer 1983 Grantor Trust, Renee E. Belfer and Richard Ruben, Trustees

         2. Trust for the benefit of Rachelle L. Belfer (T-2), Robert A. Belfer and Renee E. Belfer, Trustees

         3. Trust for the benefit of Rachelle L. Belfer (T-3), Renee E. Belfer, Trustee

         4. Trust for the benefit of Laurence D. Belfer (T-4), Robert A. Belfer and Renee E. Belfer, Trustees

         5. Trust for the benefit of Laurence D. Belfer (T-5), Renee E. Belfer, Trustee

         6. Trust for the benefit of Elizabeth K. Belfer (T-6), Robert A. Belfer and Renee E. Belfer, Trustees

         7. Trust for the benefit of Elizabeth K. Belfer (T-7), Renee E.Belfer, Trustee

         8. Trust for the benefit of Renee E. Belfer (T-8), Robert A. Belfer, Trustee

         9. Laurence D. Belfer Descendants' Trust U/W Arthur B. Belfer, Robert A. Belfer, Trustee

         10. Rachelle B. Malkin Descendants' Trust U/W Arthur B. Belfer, Robert A. Belfer, Trustee

         11. Elizabeth K. Belfer Descendants' Trust U/W Arthur B. Belfer, Robert A. Belfer, Trustee

ITEM 2.  IDENTITY AND BACKGROUND.

         The current mailing address for Robert A. Belfer, Renee E. Belfer, Richard Ruben, BEC, BIIOG, Belwest Petroleum Inc., a Delaware corporation ("BPI") and the Trusts is 767 Fifth Avenue, 46th Floor, New York, New York 10153. Robert A. Belfer is Chairman of the Board, President and Chief Executive Officer of Belco at the address listed in Item 1. Renee E. Belfer is not employed. Richard Ruben, co-trustee of the Robert A. Belfer Grantor Trust, is engaged in real estate investments. His address is 600 Madison Avenue, New York, New York 10022.

         None of the above persons has been convicted in a criminal proceeding during the last five years. None of the above persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Robert A. Belfer, Renee E. Belfer and Richard Ruben are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock held by the persons identified in Item 2 was acquired in exchange for certain ownership interests in certain predecessor entities of Belco and direct interest in oil and gas properties and certain hedge transactions. None of such persons borrowed any funds to acquire the Common Stock. In addition, Robert A. Belfer purchased 100 shares for his own account with personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Belco was organized as a Nevada corporation in January 1996 in connection with the combination of the Combined Assets. The Combined Assets consist of ownership interests in certain entities (the "Predecessors") and direct interests in oil and gas properties and certain hedge transactions owned by members of the Robert A. Belfer family and by employees of the Predecessors and entities related thereto. The Predecessors include (i) Belco Energy L.P., a Delaware limited partnership whose general partner and limited partners are members of the Robert A. Belfer family and entities controlled by such family members, and (ii) corporate affiliates whose capital stock is owned by the Robert A. Belfer family. Belco and the owners of the Combined Assets have entered into an Exchange and Subscription Agreement and Plan of Reorganization, dated as of January 1, 1996 (the "Exchange Agreement"), that provided for the issuance by Belco of an aggregate of 25 million shares of Common Stock to such owners in exchange for the Combined Assets. This transaction was consummated on March 29, 1996.

         Each of the persons identified in Item 2 hold the Common Stock for investment purposes only and have not entered into any agreement or understanding, nor currently have any plans or proposals, which relate to or would result in any of the events enumerated in sections (a)-(j) of Item 4 of
Schedule 13D, except that Robert A. Belfer may purchase shares of the Common Stock from time to time.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a)     (i)      ROBERT A. BELFER.  Robert A. Belfer owns 7,029,379
                 shares (22.3%) of Common Stock. By virtue of being the sole executive officer and director of BEC and BPI and the sole general partner of BIIOG, and trustee or co-trustee of certain of the Trusts, Robert A. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BEC, BIIOG and the Trusts of which he is trustee or co-trustee, an aggregate of 5,237,786 shares (16.6%).

                 (ii)     RENEE E. BELFER.   Renee E. Belfer owns 2,729,801
                 shares (8.6%) of Common Stock. By virtue of trustee or co-trustee of certain of the Trusts, Robert A. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BEC, BIIOG and the Trusts of which she is trustee or co-trustee, an aggregate of 3,152,378 shares (10.0%).

                 (iii)    BEC.  BEC holds 840,271 shares (2.6%) of Common
                 Stock.

                 (iv) ROBERT A. BELFER 1983 GRANTOR TRUST. This Trust holds 1,642,040 shares (5.2%) of Common Stock.

                 (v) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-2). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (vi) TRUST FOR THE BENEFIT OF RACHELLE L. BELFER (T-3). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (vii) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-4). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (viii) TRUST FOR THE BENEFIT OF LAURENCE D. BELFER (T-5). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (ix) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-6). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (x) TRUST FOR THE BENEFIT OF ELIZABETH K. BELFER (T-7). This Trust holds 503,446 shares (1.6%) of Common Stock.

                 (xi) TRUST FOR THE BENEFIT OF RENEE E. BELFER (T-8). This Trust holds 1,160,675 shares (3.7%) of Common Stock.

                 (xii) LAURENCE D. BELFER DESCENDANTS TRUST U/W ARTHUR B. BELFER. This Trust holds 564,481 shares (1.8%) of Common Stock.

                 (xiii) RACHELLE B. MALKIN DESCENDANTS TRUST U/W ARTHUR B. BELFER. This Trust holds 564,470 shares (1.8%) of Common Stock.

                 (xiv) ELIZABETH K. BELFER DESCENDANTS TRUST U/W ARTHUR B. BELFER. This Trust holds 564,481 shares (1.8%) of Common Stock.

         (b)     See (a) above.

         (c)     Transactions within the last 60 days.  See Item 4 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of, such securities.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No contracts, arrangements or understandings exist with respect to the Common Stock. Robert A. Belfer, Renee E. Belfer, BEC, BIIOG and the Trusts may be deemed to be a group for purposes of this Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit is filed as part of this Schedule 13D:

         Exhibit A --  Exchange and Subscription Agreement and Plan
                       of Reorganization

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                      , 1996



-----------------------------                   TRUST FOR THE BENEFIT OF
Robert A. Belfer                                RACHELLE L. BELFER (T-3)

                                                By:
-----------------------------                      ----------------------------
Renee E. Belfer                                    Renee E. Belfer, Trustee


                                                TRUST FOR THE BENEFIT OF
BELCO ENERGY CORP.                              LAURENCE D. BELFER (T-4)


By:                                             By:
   --------------------------                      ----------------------------
      Robert A. Belfer                             Robert A. Belfer, Trustee
      President


ROBERT A. BELFER 1983                           TRUST FOR THE BENEFIT OF
GRANTOR TRUST                                   LAURENCE D. BELFER (T-5)


By:                                             By:
   --------------------------                      ----------------------------
      Renee E. Belfer, Trustee                     Renee E. Belfer, Trustee



TRUST FOR THE BENEFIT OF                        TRUST FOR THE BENEFIT OF
RACHELLE L. BELFER (T-2)                        ELIZABETH K. BELFER (T-6)


By:                                             By:
   --------------------------                      ----------------------------
      Robert A. Belfer                             Robert A. Belfer, Trustee
      President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                      , 1996



TRUST FOR THE BENEFIT OF                        RACHELLE B. MALKIN
ELIZABETH K. BELFER (T-7)                       DESCENDANTS' TRUST
                                                U/W ARTHUR B. BELFER


By:                                             By:
   --------------------------                      ----------------------------
   Renee E. Belfer, Trustee                        Robert A. Belfer, Trustee


TRUST FOR THE BENEFIT OF                        ELIZABETH K. BELFER
RENEE E. BELFER (T-8)                           DESCENDANTS' TRUST
                                                U/W ARTHUR B. BELFER


By:                                             By:
   --------------------------                      ----------------------------
   Robert A. Belfer, Trustee                       Robert A. Belfer, Trustee


LAURENCE D. BELFER                              BELWEST II OIL & GAS, L.P.
DESCENDANTS' TRUST                              By:  Belwest Petroleum Inc.,
U/W ARTHUR B. BELFER                                 General Partner


By:                                             By:
   --------------------------                      ----------------------------
   Robert A. Belfer, Trustee                       Robert A. Belfer, President

                                 EXHIBIT INDEX

                                                                                             Sequential Page
Exhibit                                      Description                                        Number
-------                                      -----------                                        ------
   A         Exchange and Subscription Agreement and Plan of Reorganization


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1

                            BELCO OIL & GAS CORP.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 077410 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                Robert A. Belfer
                          767 Fifth Avenue, 46th Floor
                            New York, New York 10153
                               (212) 644-2200
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 29, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 18,149,344 shares, which constitutes 57.6% of the total number of shares outstanding. Ownership percentages set forth herein assume that at March 29, 1996 there were 31,500,000 shares outstanding.

         This amendment is being filed solely to correct a typographical error appearing on the cover page of the original 13D filed on April 8, 1996.